Clearwater Investment Trust 1145 BROADWAY, SUITE 1500 P.O. BOX 1278 TACOMA, WASHINGTON 98401 (253) 272-8336

June 16, 2010

Ms. Christina DiAngelo
Senior Staff Accountant
U.S. Securities and Exchange Commission
Division of Investment Management
Office of Disclosure and Review
100 F. Street, NE
Washington, DC  20549-4720

Re: Clearwater Investment Trust (Investment Company File Number 811-05038)

Dear Ms. DiAngelo:

This letter is in response to our phone conversation of May 3, 2010 regarding filings of the Clearwater Investment Trust.  The following includes a description of each of your comments from our conversation, as well as the response from management of the Clearwater Investment Trust.

Item I  Form NSAR-B
Comment: The form NSAR-B, filed for the period ended 12/31/2009 did not include the identifying city and state under the name of the public accounting firm

Management Response:  The printed annual financial statements sent to shareholders, as well as the form N-CSR, included the identifying city and state information under the name of the public accounting firm.  This information was inadvertently excluded during the electronic filing process for Form NSAR-B.  This information will be included in future filings.

Item II  Form N-PX
Comment:  The signature on Form N-PX filed on August 26, 2009 identifies George Weyerhaeuser, Jr. by his title of Chairman, rather than his title(s) as principal executive officer.

Management Response:  Mr. Weyerhaeuser has the titles of Chairman, Chief Executive Officer, and Treasurer of the Clearwater Investment Trust.  For future Form N-PX filings we will identify him as Chief Executive Officer and Treasurer.

Item III  Form N-CSR
Comment:  On the Schedule of Investments included in Form N-CSR, filed for the period ended 12/31/09, rights and warranties should be annotated as non-income producing as appropriate.

Management Response:  We will review the Schedule of Investments and annotate non-income producing rights and warranties as such in future reports to shareholders and in Form N-CSR filings.

Items IV - V  Form N-CSR (Statement of Operations)
Comment:  On the Statement of Operations included in Form N-CSR, total expenses should be shown, then voluntary waivers, followed by net expenses.

Management Response:  We have reviewed this comment with our independent public accountants and will use this format for our Statement of Operations going forward.

Comment:  On the Statement of Operations, included in Form N-CSR, any realized gains from acquired funds should be shown separately from realized gains from other transactions.

Management Response:  We have reviewed this comment with our independent public accountants and will show realized gains from acquired funds, if any, separately on the Statement of Operations for future filings.

Item VI  Form N-CSR
Comment:  On the Statement of Changes in Net Assets, included in Form N-CSR, the undistributed net investment income (loss) for the International Fund and Small Cap Funds do not agree with the amounts shown for these funds for the same captioned line item on the Statement of Assets and Liabilities.

Management Response:  We have reviewed this comment with our independent public accountants and confirmed that the undistributed net investment income line item as shown on the Statement of Assets and Liabilities is correct.  However, certain final reclassification entries related to book to tax differences were not reflected on the Statement of Changes in Net Assets for the International and Small Cap Funds.  We will work with our independent public accountants to ensure that the Statement of Changes in Net Assets appropriately includes all reclassifying entries in the future.

Items VII - VIII  Form N-CSR (Footnotes to the Financial Statements)
Comment:  Footnote 1 (g) of the Financial Statements, included in Form N-CSR, indicates that the Funds intend to distribute substantially all of their net investment income and realized gains, if any, to avoid payment of federal income and excise taxes.  The Statement of Operations for the Tax-Exempt Bond Fund includes a provision of $61 for federal excises taxes.  Please explain.

Management Response:  In reviewing the prior year calculations related to the payout of income and realized gains, for the Tax-Exempt Bond Fund, we determined that there was a small under-distribution of income, resulting in $61 of federal excise tax.  However, this was due to a one-time error in calculating distributions, and not to a change in the policies of the Tax-Exempt Bond Fund.  Given the small dollar amount and the fact that we anticipate it to be a one-time occurrence, we did not change the disclosure describing the Funds tax policy as the policy itself had not changed.  We will continue to review the footnote disclosure regarding distributions and taxes to ensure that it is consistent with the activity contained within the financial statements.

Comment:  Please include language in the footnotes describing the fact that the fees and expenses of acquired funds are excluded from voluntary waivers.

Management Response:  We will include such language in future financial statements and the resulting filings on Form N-CSR.

We understand that management of the Clearwater Investment Trust is responsible for the adequacy and accuracy of the disclosure in the filings and any SEC staff comments or changes to disclosure in response to SEC staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing.  In addition, we acknowledge that the Clearwater Investment Trust may not assert SEC staff comments as a defense in any proceeding initiated by the Commission under the federal securities laws of the United States.

If you have any questions or need additional information concerning the above matters, please contact me at 651-215-4429.

Sincerely,

Jennifer D. Lammers
Chief Compliance Officer
Clearwater Investment Trust

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